Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, ($ in millions)	2004	2003
Earnings
Consolidated net income	$786	$699
Provision for income taxes	450	438
Minority interest in consolidated subsidiaries and loss from equity investees	2	10

Consolidated income before income taxes, minority interest and loss from equity investees	1,238	1,147
Fixed charges	2,194	1,818

Earnings available for fixed charges	3,432	2,965
Fixed charges
Interest, debt, discount and expense	2,173	1,796
Portion of rentals representative of the interest factor	21	22

Total fixed charges	$2,194	$1,818
Ratio of earnings to fixed charges	1.56	1.63